Exhibit 12.1

OTTER TAIL CORPORATION

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Year Ended December 31,						Three Months Ended March 31,
	2010		2011	2012	2013	2014	2015
Earnings
Pretax income from continuing operations	$29,960,244		$41,773,754	$66,313,503	$71,363,651	$73,440,180	$17,853,836
Plus fixed charges (see below)	39,119,620		38,291,760	34,618,369	30,219,768	32,091,737	8,324,727

Total earnings (1)	$69,079,864		$80,065,514	$100,931,872	$101,583,419	$105,531,917	$26,178,563

Fixed Charges
Interest charges	$34,093,544		$34,020,348	$31,057,367	$26,820,365	$29,241,350	$7,625,007
Amortization of debt expense, premium and discount	2,825,076		2,233,412	1,501,002	1,155,403	1,095,387	261,970
Estimated interest component of operating leases	2,201,000		2,038,000	2,060,000	2,244,000	1,755,000	437,750

Total fixed charges (2)	$39,119,620		$38,291,760	$34,618,369	$30,219,768	$32,091,737	$8,324,727

Preferred Dividend Requirement*	$1,118,671	*	$1,138,375	$2,101,550	$650,239	$—	$—

Total Fixed Charges and Preferred Dividend Requirement (3)	$40,238,291		$39,430,135	$36,719,919	$30,870,007	$32,091,737	$8,324,727

Ratio of Earnings to Fixed Charges (1) Divided by (2)	1.77		2.09	2.92	3.36	3.29	3.14

Ratio of Earnings to Fixed Charges and Preferred Dividends (1) Divided by (3)	1.72		2.03	2.75	3.29	3.29	3.14

*	The preferred dividend requirement represents the amount of pre-tax earnings required to cover preferred stock dividend requirements, with a tax gross-up adjustment based on the Company’s ratio of income before income taxes to net income. In 2010, because of income tax adjustments, the Company recorded a net after-tax loss while its income before income taxes was positive, resulting in a ratio of income before income taxes to net income of (194%). For 2010, a 40.0% incremental tax rate from ongoing operations was used to calculate the tax gross-up adjustment instead of the ratio of income before income taxes to net income.

All outstanding cumulative preferred shares were redeemed on March 1, 2013 for $15.7 million, including $0.2 million in call premiums charged to equity and included as preferred dividends paid and as part of our preferred dividend requirement for the year ended December 31, 2013.